The Bank of Nova Scotia
Finance Division
Scotia Plaza - 9th Floor
40 King Street West
Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-5074
Fax: (416) 866-7867

Scotiabank

March 4, 2003

03 MAR 12 AM 7:21

The Securities & Exchange Commission
Chief, Office of International
Corporate Finance
45-50th Street North West
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

03007608

SUPPL

Dear Sirs:

File #82 - 132

We enclose a copy of the First Quarter Report to Shareholders for the period ended January 31, 2003.

Yours very truly,

Kevin Carkner
Senior Manager

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Enclosure

dlw 3/28

U:\A\EJR\01-03QUARTERLY-LTRS.WPD

First Quarter 2003

REPORT TO SHAREHOLDERS

Scotiabank

Scotiabank reports solid first quarter results

First quarter highlights compared to the same period a year ago

- Net income of $595 million versus $52 million ($592 million excluding the charges related to Argentina[1] in Q1 2002)
- Earnings per share (diluted) of $1.11 versus $0.05 ($1.10 excluding the charges related to Argentina[1])
- ROE 16.6% versus 0.8% (17.3% excluding the charges related to Argentina[1])
- Productivity ratio of 51.2% compared to 56.7%

Toronto, March 4, 2003 – Scotiabank continued to deliver solid earnings in the first quarter of 2003 with net income of $595 million and earnings per share (diluted) of $1.11. This compared to net income of $52 million and earnings per share (diluted) of $0.05, or net income of $592 million and earnings per share (diluted) of $1.10, excluding the charges related to Argentina[1] in the first quarter of 2002. Return on equity for the first quarter of 2003 was good at 16.6%.

"We delivered strong earnings again this quarter, led by Domestic and International Banking, and our global trading and investment banking operations. Nevertheless, we are managing the Bank on a conservative basis, given the continued global economic and geopolitical challenges," said Peter Godsoe, Chairman and CEO.

"Specific provisions for credit losses have decreased year over year, but some credit sectors are still experiencing volatility. As such, we remain cautious and continue to closely monitor all of our credit portfolios.

"Scotiabank's strong financial position is evidenced by our industry-leading capital ratios. With continued earnings strength in our core businesses, we are confident that we will be able to achieve our performance targets for 2003."

Performance vs Targets for 2003

Return on equity

Target: Earn a return on equity of 15% to 18%
Q1 performance: ROE of 16.6%

EPS growth

Target: Generate growth in earnings per common share of 5% to 10% per year
Q1 performance: Year-over-year growth in earnings per share was 1% (excluding 2002 Argentine charges[1])

Productivity

Target: Maintain a productivity ratio of less than 58%
Q1 performance: 51.2%

Tier 1 capital

Target: Maintain Tier 1 capital ratio of greater than 8.0%
Q1 performance: 10.0%

(1) Refer to details of 2002 charges related to Argentina on pages 16 and 17.

Financial Highlights

(Unaudited)	As at and for the three months ended **January 31 2003**	October 31 2002	January 31 2002 As Reported	January 31 2002 Excluding charges for Argentina[1]
Operating results *($ millions)*				
Net interest income (TEB[2])	**1,611**	1,702	1,796	1,796
Total revenue (TEB[2])	**2,645**	2,721	2,665	2,772
Provision for credit losses	**325**	429	850	350
Non-interest expenses	**1,355**	1,562	1,512	1,512
Net income	**595**	583	52	592
Net income available to common shareholders	**568**	559	25	565
Operating performance				
Basic earnings per share ($)	**1.12**	1.11	0.05	1.12
Diluted earnings per share ($)	**1.11**	1.09	0.05	1.10
Return on equity (%)	**16.6**	16.5	0.8	17.3
Productivity ratio (%) (TEB[2])	**51.2**	57.4	56.7	–
Net interest margin on total average assets (%) (TEB[2])	**2.17**	2.28	2.41	–
Balance sheet information *($ millions)*				
Loans and acceptances	**188,043**	194,070	187,666	–
Total assets	**289,588**	296,380	294,508	–
Deposits	**192,658**	195,618	194,472	–
Common shareholders' equity	**13,655**	13,502	12,593	–
Assets under administration	**151,537**	140,538	154,757	–
Assets under management	**18,206**	18,792	21,108	–
Capital measures				
Tier 1 capital ratio (%)	**10.0**	9.9	9.2	–
Total capital ratio (%)	**12.8**	12.7	12.7	–
Tangible common equity to risk-weighted assets[3] (%)	**8.5**	8.3	7.7	–
Risk-weighted assets *($ millions)*	**163,231**	165,417	164,194	–
Credit quality				
Net impaired loans after general allowance *($ millions)*	**559**	620	670	–
General allowance for credit losses *($ millions)*	**1,475**	1,475	1,475	–
Specific provision for credit losses as a % of average loans and acceptances	**0.67**	0.87	1.77	0.73
Common share information				
Share price ($)				
High	**54.75**	51.23	50.74	–
Low	**44.55**	42.02	44.05	–
Close	**50.70**	45.88	48.59	–
Shares outstanding *(thousands)*				
Average (basic)	**504,503**	503,961	504,306	–
Average (diluted)	**512,251**	510,932	513,221	–
End of period	**503,666**	504,122	503,701	–
Dividends per share ($)	**0.40**	0.37	0.34	–
Dividend yield (%)	**3.2**	3.2	2.9	–
Market capitalization *($ millions)*	**25,536**	23,129	24,475	–
Book value per share ($)	**27.11**	26.78	25.00	–
Market value to book value multiple	**1.9**	1.7	1.9	–
Price to earnings multiple (trailing 4 quarters)	**11.4**	13.7	15.2	11.4
Other information				
Employees	**44,500**	44,633	46,698	–
Branches and offices	**1,848**	1,847	1,955	–

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1) Refer to details of charges related to Argentina, and discussion of earnings measures excluding the Argentine charges, on pages 16 and 17.

(2) The Bank analyzes revenues on a taxable equivalent basis (TEB), which grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis with a corresponding offset in the provision for income taxes. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources. The total TEB adjustment for the three months ended January 31, 2003, was $68 million (October 31, 2002 - $68 million; January 31, 2002 - $62 million).

(3) Represents common shareholders' equity and non-controlling interest in the common equity of subsidiaries less goodwill and intangible assets, as a percentage of risk-weighted assets.

Management's Discussion and Analysis
Review of Operating Performance

Total revenue
Total revenue (on a taxable equivalent basis), at $2.6 billion, was down $20 million compared to the same quarter of last year and $76 million below the prior quarter. There was strong growth over the past year in Domestic Retail Banking and many areas of International Banking, such as the Caribbean and Asia. This was offset by lower foreign currency interest profits in Scotia Capital, and the effect of the sales last quarter of the operations of Scotiabank Quilmes and the Bank's merchant acquirer business.

Net interest income
Net interest income (on a taxable equivalent basis) was $1,611 million, down $185 million from the first quarter of the prior year and $91 million below last quarter.

Canadian interest profits rose 7% from last year, driven by a 6% increase in average Canadian currency assets and a slight improvement in the Canadian interest margin. The asset growth included $5 billion in mortgages before securitizations, resulting from the continued success of our innovative mortgage products, and a $2 billion increase in personal revolving credit.

Foreign interest profits were $703 million, a decline from $946 million in the first quarter of 2002, principally due to lower North American and European funding spreads, as well as reduced interest income in corporate lending. Also, the prior year's results included our Argentine operations, which were sold last quarter.

The Bank's overall interest margin on total assets in the first quarter was 2.17%, down from 2.41% in the same quarter a year ago and 2.28% last quarter.

Other income
Other income was very strong this quarter at $1,034 million, up $165 million from the same quarter of last year and $15 million above last quarter. Even after adjusting for the effect of the sales of our Argentine operations and merchant acquirer business, other income climbed by 13% or $122 million from last year, and 15% or $137 million from the prior quarter.

This year-over-year growth was achieved across the Bank's diversified base. Scotia Capital had a record quarter in underwriting and advisory fees, with a number of significant transactions and lead mandates. This was accompanied by strong foreign exchange revenue and other trading income. International Banking's other income increased 25%, with the largest increases coming from Scotiabank Inverlat and the Caribbean. In Domestic Banking, other income was approximately the same level as last year, with small increases in several categories offset by a decline in brokerage revenues, consistent with market trends.

Non-interest expenses and productivity
Non-interest expenses were well controlled. At $1,355 million, they were down $157 million from the first quarter of 2002 and $207 million less than last quarter. The prior year included expenses related to both our Argentine operations and merchant acquirer business, which were sold last quarter, and also expense recoveries related to prior period tax credits. Adjusting for these items, non-interest expenses were down 6% from the first quarter of the prior year and 1% below last quarter, with good expense control being maintained by all business lines.

Compared to the prior year, salaries and staff benefits

Forward-looking statements This document includes forward-looking statements which are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally, fluctuations in interest rates and currency values, liquidity, regulatory developments in Canada and elsewhere, technological developments, consolidation in the Canadian financial services sector, competition, and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements.

The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to

declined due to lower levels of stock-based and performance-driven compensation, partially offset by a modest increase in pension costs. As well, there were smaller declines in several other expense categories.

The Bank's productivity ratio – non-interest expenses as a percentage of total revenues – continues to lead the industry at 51.2% for the quarter.

Taxes

The Bank's effective tax rate for the quarter was 25.4%, consistent with previous quarters when normalized for the sale of businesses.

Non-controlling interest

The non-controlling interest in net income of subsidiaries was $74 million, an increase of $31 million from the same quarter last year and in line with last quarter. The year-over-year change was mostly due to the effect of the issuance of Scotiabank Trust Securities ("Scotia BaTS II") on April 30, 2002, a Tier 1 eligible capital instrument, as well as higher earnings from Inverlat.

Risk management

The Bank's key risk management policies and practices are unchanged from those outlined on pages 59 to 66 of the 2002 Annual Report.

Credit risk

The total provision for credit losses was $325 million in the quarter, compared to $429 million in the fourth quarter of 2002 ($475 million excluding Argentina) and $850 million in the first quarter of 2002 ($350 million excluding Argentina).

Credit quality in the Canadian retail portfolio remained very good, and was stable in the Canadian commercial and international portfolios.

Certain sectors of Scotia Capital's U.S. and European loan portfolios exhibited some weakness. In the power and energy trading sector, while a number of major companies have successfully restructured their debt, some borrowers with significant debt maturities in 2003 are in negotiations with their creditors to extend or restructure their debt. In the telecommunications and cable sector, there were further signs of stabilization. As a result of these developments, Scotia Capital's provision for credit losses declined from $366 million in the fourth quarter of 2002 to $224 million in the first quarter of 2003.

Total net impaired loans (NILs), after deducting the allowance for credit losses (specific and general), were $559 million, down $61 million from the previous quarter. While NILs in the U.S. and International Banking fell, this was largely offset by increases in Europe.

Market risk

Value at risk (VAR) is a key measure of market risk in the Bank's trading activities. The average one-day VAR was $9.6 million in the quarter, reflecting the relatively low risk profile of the Bank's trading activities.

Average daily trading revenue was $3.6 million for the first quarter versus $2.7 million in the fourth quarter of 2002. Trading revenue was positive on more than 95% of the days in the first quarter, with no single loss day exceeding the one-day VAR.

Liquidity risk

The objective of the Bank's liquidity management policies and processes is to ensure that the Bank is in a position to honour all of its financial commitments as they come due in a timely and cost-effective manner. Liquid assets were $65 billion at January 31, 2003, and remained stable at 23% of total assets.

The Bank pledges assets to support certain activities; the majority of the assets pledged relate to securities repurchase and borrowing activities. Total assets pledged were $42 billion at January 31, 2003, compared to $44 billion at October 31, 2002.

Balance sheet

As at January 31, 2003, total assets were $290 billion, down $5 billion from a year ago and $7 billion below year end. The year-over-year decrease was primarily due to the strengthening of the Canadian dollar, which rose 4% against the U.S. dollar, as well as the sale of the Bank's Argentine operations. Excluding these factors, underlying assets grew $5 billion year over year, mainly in Domestic Retail Lending, as the Bank gained market share, accompanied by continued solid growth in the Caribbean. As well, there were higher market values for trading derivatives, reflecting the downward shift in U.S. interest rates, offset by a decrease in the holdings of investment securities and assets purchased under resale agreements.

Adjusting for the sale of the operations of Scotiabank Quilmes and the appreciation of the Canadian dollar, liabilities grew year over year due to the success of the Bank's Money Master High Interest Savings Account in Canada, contributing to the increase in core deposits. As well, there were higher market values for trading derivative liabilities, similar to the rise in trading derivative assets, offset by lower levels of obligations related to assets sold under repurchase agreements.

The surplus of market value over book value in the Bank's investment securities portfolio rose to $244 million at the end of the current quarter, compared to a deficit of $25 million as at October 31, 2002. This improvement arose from higher values in the Bank's emerging market, corporate and government bond portfolios.

Capital management

The Bank's capital base continues to be very strong, with a Tier 1 capital ratio of 10.0%, up 80 basis points from a year ago and 10 basis points above last quarter. Furthermore, the Bank's tangible common equity ratio remained the best of the Canadian banks, rising to 8.5% this quarter.

During the quarter, total shareholders' equity fell marginally by $72 million to $14.7 billion due to the redemption of $225 million of preferred shares and foreign exchange translation losses following the appreciation of the Canadian dollar. These factors were mitigated by substantial net income after dividends for the quarter of $375 million. Subsequent to the quarter end, the Bank completed a second issue of $750 million Scotia BaTS II, which will be utilized for the redemption of preferred shares and subordinated debentures.

Dividend

The Board of Directors, at its meeting on March 4, 2003, approved a quarterly dividend of 40 cents per common share, payable on April 28, 2003, to shareholders of record as of April 1, 2003.

Executive appointment

Richard Waugh was appointed President of Scotiabank on January 15, 2003. Most recently, he was the Bank's Vice-Chairman, Wealth Management and International Banking. Mr. Waugh began his career with Scotiabank in Winnipeg in 1970 and, over the years, has gained broad-based experience across the Bank, including several years as the Bank's senior officer in New York.

Outlook

The global economic setback that began in 2001 continues to affect many of the Bank's major markets. Although Canada is leading the G-7 in economic growth, the recovery has been highly uneven in Asia, Europe, Latin America and, most importantly, the United States. We do not expect the global economy to move into a more synchronized expansion until 2004.

During this period of slow growth, inflation and interest rates are expected to stay low, although some modest rate increases are possible later this year. At the same time, this subdued economic performance, which continues to be impeded by geopolitical factors, points to ongoing volatility in global equity and foreign exchange markets, and uncertainties in some credit sectors.

Notwithstanding this challenging economic environment, with strong earnings in core businesses driven by solid, well-diversified revenues, continued expense control and an expectation of stable credit quality, the Bank anticipates achieving its performance targets in 2003.

Peter C. Godsoe
Chairman of the Board and
Chief Executive Officer

Business Line Highlights

Domestic Banking

Domestic Banking, which includes Wealth Management, reported net income of $294 million for the quarter. This represented almost half of the Bank's total net income, and was $15 million or 5% higher than the solid results in the same period last year. Adjusting for the gain last quarter on the sale of the merchant acquirer business, net income rose 10% quarter over quarter.

Net interest income increased $12 million from last year, as a result of significant growth in residential mortgages and revolving credit and continued increases in core deposits, partly offset by lower margins.

Other income fell $20 million or 5% year over year, with the sale of the merchant acquirer business last quarter accounting for almost all of the decline. Retail brokerage fees were also lower, due to the continuation of a weak trading market. These were partly offset by small increases in several categories, including transaction-based, electronic banking and commercial credit fees.

Credit quality remained strong in both the retail and commercial portfolios.

Operating expenses declined by 4% from the same quarter last year, reflecting careful management of expenses and the sale of the merchant acquirer business.

Other highlights for the quarter were:

- We continued to upgrade the skills and knowledge of front line staff to maintain our high level of customer satisfaction. During the quarter, we used an innovative approach to maximize the efficiency of our training efforts by delivering investment training via satellite to over 2,000 managers and financial advisors in 25 sites across Canada. The session provided staff with information on advising customers in today's uncertain financial markets.
- Our marketing programs were recognized with a variety of prestigious industry awards. We received four awards, including two golds, at the 2002 Canadian Marketing Association's RSVP Gala, sweeping the financial services direct marketing category. In addition, we were recognized with a silver Cassie award for our television advertising.
- Small business loans grew strongly year over year, with our cash back offer on term loans resulting in an increase of more than 15% in the volume of applications. In addition, we continue to successfully leverage niche opportunities, expanding arrangements for financing crop inputs through Agricore United Financial, an alliance between Scotiabank and Agricore United.
- The Money Master *for business*™ account, based on the highly successful retail product, was launched in January, providing a new, market-leading savings solution for small business customers. Customer response has been very good, and the account has attracted significant balances in the short time it has been available.
- Our focus on service excellence and proactive customer contact resulted in a higher mortgage retention rate of 92% for the quarter, above last year's level. January's retention rate of nearly 94% was the highest level in two years.
- In ScotiaMcLeod Direct Investing (SMDI), the number of trades increased 12% over last year, primarily due to the Charles Schwab Canada acquisition. In addition, SMDI is one of the first Canadian direct brokerage firms to offer a technical analysis tool to its clients, through a partnership with Recognia Inc. The new tool tracks and analyzes price and volume patterns for all securities and indices on major North American markets.
- Scotia Private Client Group introduced a new referral program that enables ScotiaMcLeod investment executives to offer trust, private banking and discretionary investment management services to their clients.

Scotia Capital

Scotia Capital reported earnings of $138 million in the first quarter, down slightly from last year, but up $80 million over last quarter. The quarter-over-quarter improvement was largely due to a significant reduction in credit losses in U.S. corporate lending.

Total revenue fell 12% from last year and 5% from last quarter, following the gradual maturity of favourable funding positions and the implementation of initiatives to lower asset levels in corporate lending. However, underwriting and advisory fees reached record levels this quarter, up 40% from last year. As well, revenues from derivatives and foreign exchange continued to show strong performance.

Credit quality improved as provisions for loan losses declined by $142 million from last quarter to $224 million. While there were further signs of stabilization in the telecommunications and cable sector, there is ongoing uncertainty in the power and energy trading sector, despite a number of successful debt restructurings.

Net impaired loans rose, with higher formations in Europe, partly offset by a decrease in the U.S.

Management of credit risk continues to be the top

Total expenses decreased from last quarter and last year, due to lower performance-based compensation.

Other highlights for the quarter were:

- Leveraging our strength in the oil and gas sector, Scotia Capital was awarded the co-advisory role for EnCana Corporation's $1.175 billion sale of the Express Pipeline System, as well as the $425 million sale of its interest in the Cold Lake Pipeline System.
- Global Trading continued to expand its activities in Mexico via a joint venture with Scotiabank Inverlat, providing a one-year, US$50 million forward equity swap for an affiliate of Centro Distribuidor de Cemento.
- A joint effort between our Canadian and U.S. offices led to a lead underwriting position in the largest LBO in Canadian history – Kohlberg Kravis Roberts & Co.'s (KKR) purchase of Bell Canada's yellow pages directory businesses from BCE Inc. Scotia Capital was the co-lead arranger on the senior and subordinated credit facilities in KKR's $3 billion acquisition. We also provided all foreign exchange and Canadian cash management services and participated in several interest rate swaps.
- Scotia Capital's presence in the income trust market remained strong. We acted as sole lead underwriter for the $287 million initial public offering of trust units for the Consumers' Waterheater Income Fund, and as co-lead arranger of the fund's $500 million asset-backed securitization. Scotia Capital was also lead underwriter for Superior Propane Income Fund's $250 million treasury offering of convertible and extendible subordinated debentures.
- Scotia Capital provided credit facilities of $580 million for Superior Propane's acquisition of Sterling Chemical's pulp chemical business; the credit facilities were later syndicated.

International Banking

International Banking reported net income of $167 million this quarter, a substantial increase of $39 million from last quarter, with strong results reported by all regions. However, earnings declined $8 million or 5% from last year, excluding the $540 million after-tax charges against Argentine risk taken in the first quarter of 2002.

The Caribbean and Central American operations continued to lead the division's contribution with strong results in the quarter. Interest income grew due to higher asset volumes, and expenses remained well controlled with declines from both last quarter and last year.

In Latin America, Scotiabank Inverlat in Mexico and Scotiabank Sud Americano in Chile had solid results, as growth in retail and commercial lending led to year-over-year market share gains. Latin American revenues declined from last year, due to lower contributions from emerging market investments and the impact of the sale of Scotiabank Quilmes' operations.

In Asia, net income improved significantly from last quarter, and rose slightly from the strong results of last year. Asset volumes continued to grow, rising 12% from last year and 4% quarter over quarter. Other income also increased sharply. Partly offsetting were higher loan loss provisions, reflecting the reversal of provisions last year.

Other highlights for the quarter were:

- Scotiabank Inverlat scored highly in quality of customer service in two recent surveys. We tied for first in a survey commissioned by *Reforma*, Mexico City's most respected newspaper, and ranked second in Gallup Mexico's survey.
- Scotiabank Sud Americano in Chile was named the "best multinational company in Chile for 2002" by the *El Diario* newspaper.
- A customized contact management system for sales officers is being piloted at Scotiabank Inverlat in Mexico, and will be piloted in the Caribbean later in the year. The new system supports the change to activity-based customer relationship management.
- We continued to expand our self-service delivery network in the Caribbean, with the addition of a new customer contact centre and automated telephone banking in the Dominican Republic, a country targeted for expansion. As well, seven new ABMs were added across the region.
- Our Trust & Private Banking unit acquired the trust and private banking business of MeesPierson (Bahamas) Limited.

Other

The other segments had a small loss of $4 million for the quarter, compared to a loss of $8 million last year, and income of $50 million in the prior quarter. Group Treasury reported higher net investment gains this quarter, while last quarter's income included expense recoveries of $66 million (before tax) relating to the settlement of tax credits related to prior periods.

Other Initiatives

Electronic banking

- The popularity of our state-of-the-art self-service channels continues to grow. The online banking active customer base grew by 42% over last year, and transaction growth was even higher. Debit card volumes were also up 11%. Wireless banking and brokerage volumes grew by 28% from last quarter.
- Scotiabank's telephone banking service was rated as "excellent" by 31.7% of customers, the highest among the major banks, as measured by Synovate (formerly Market Facts). This rating increased 6% from the previous year, and we were one of only two major banks to experience an increase.

Human resources

- Thirty recruiters from all business lines across the Scotiabank Group gathered in Toronto to learn more about effective ways to attract and retain persons with disabilities at the first-ever Employability Forum. Agencies that serve persons with disabilities were available to share information about available resources and support. The forum included a job fair which gave job-ready candidates with disabilities the opportunity to network with Scotiabank's recruiters. Similar forums are planned for other cities across Canada over the coming year.
- Scotiabank is committed to providing a safe and healthy environment for its employees and customers. To help fulfill this commitment, we introduced a new Scotiabank Group Occupational Health and Safety Program in late January. Training is being provided for unit managers and employees who join the health and safety committees.

Corporate governance

- A new section on corporate governance was added to the Bank's web site, outlining the mandates of the committees of the Board of Directors.
- The Bank's 2002 Annual Report provides expanded disclosure to demonstrate its compliance with applicable regulatory guidelines for improved corporate governance.

Community involvement

- More than 1,000 Grade 9 students spent November 6 with their parents in Scotiabank branches and offices across Canada as part of Take Our Kids to Work Day. The Scotiabank Group has been a leading sponsor of this event since its inception in 1994.
- The Scotiabank Software Engineering Labs officially opened at the University of Waterloo in Ontario in November. The Bank contributed $1 million to equip three software engineering labs at the university as part of a previously announced $2.5 million gift.
- The University of Ottawa Heart Institute declared December 5 Scotiabank Recognition Day, as a result of the Bank's $300,000 pledge to help fund redevelopment of the institute's Reference Centre, the region's short-stay unit for heart patients.
- Groundbreaking ceremonies took place in January for the Accident and Emergency Department of the University Hospital of the West Indies. The Scotiabank Jamaica Foundation is providing J$18 million toward expansion of the facilities, and announced a further J$2 million donation to help buy critical lifesaving equipment for the unit.
- Scotiabank and its employees are major supporters of United Way campaigns in communities across Canada. The United Way of Greater Toronto received $4 million from the Bank and its employees in January – a $1.1 million corporate gift, plus $2.9 million contributed by employees during the 2002 campaign. It was the Bank's largest donation to the charity, which exceeded 2001's total by more than 30 per cent.
- Scotiabank joined forces with wheelchair athlete Rick Hansen to improve the lives of people with spinal cord injury by announcing the first annual Rick Hansen Wheels in Motion fund-raising event, which will be held on June 14 in an estimated 225 communities across Canada.

Business Line Results

Domestic Banking

(Unaudited) ($ millions) *(Taxable equivalent basis)*	For the three months ended **January 31 2003**	October 31 2002	January 31 2002
Net interest income	**$ 869**	$ 859	$ 857
Provision for credit losses	**(76)**	(71)	(70)
Other income	**371**	449	391
Non-interest expenses	**(716)**	(711)	(746)
Provision for income taxes	**(154)**	(179)	(153)
Net income	**$ 294**	$ 347	$ 279
Average assets *($ billions)*	**$ 98**	$ 96	$ 90
Return on equity	**32.7%**	40.3%	32.9%

Scotia Capital

(Unaudited) ($ millions) *(Taxable equivalent basis)*	For the three months ended **January 31 2003**	October 31 2002	January 31 2002
Net interest income	**$ 319**	$ 360	$ 437
Provision for credit losses	**(224)**	(366)	(260)
Other income	**349**	343	323
Non-interest expenses	**(229)**	(248)	(263)
Provision for income taxes	**(77)**	(31)	(91)
Net income	**$ 138**	$ 58	$ 146
Average assets *($ billions)*	**$ 122**	$ 126	$ 120
Return on equity	**8.4%**	3.1%	10.6%

International Banking

(Unaudited) ($ millions) *(Taxable equivalent basis)*	For the three months ended **January 31 2003**	October 31 2002	January 31 2002
Net interest income	**$ 527**	$ 557	$ 594
Provision for credit losses	**(28)**	–	(525)
Other income	**193**	150	93
Non-interest expenses	**(411)**	(669)	(510)
Provision for income taxes	**(61)**	140	17
Non-controlling interest in net income of subsidiaries	**(53)**	(50)	(34)
Net income	**$ 167**	$ 128	$ (365)[1]
Average assets *($ billions)*	**$ 57**	$ 55	$ 60
Return on equity	**20.0%**	15.8%	(47.0)%[1]

(1) Excluding charges of $540 (after tax) related to Argentina in Q1 2002, net income was $175, and return on equity was 21.4%.

Other[1]

(Unaudited) ($ millions)	For the three months ended January 31 2003	October 31 2002	January 31 2002
Net interest income[2]	**$ (172)**	$ (142)	$ (154)
Provision for credit losses	**3**	8	5
Other income	**121**	77	62
Non-interest expenses	**1**	66	7
Provision for income taxes[2]	**64**	63	81
Non-controlling interest in net income of subsidiaries	**(21)**	(22)	(9)
Net income	**$ (4)**	$ 50	$ (8)
Average assets *($ billions)*	**$ 17**	$ 19	$ 26

(1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2003 ($68), October 31, 2002 ($68), and January 31, 2002 ($62).

Total

(Unaudited) ($ millions)	For the three months ended January 31 2003	October 31 2002	January 31 2002
Net interest income	**$ 1,543**	$ 1,634	$ 1,734
Provision for credit losses	**(325)**	(429)	(850)
Other income	**1,034**	1,019	869
Non-interest expenses	**(1,355)**	(1,562)	(1,512)
Provision for income taxes	**(228)**	(7)	(146)
Non-controlling interest in net income of subsidiaries	**(74)**	(72)	(43)
Net income	**$ 595**	$ 583	$ 52
Average assets *($ billions)*	**$ 294**	$ 296	$ 296
Return on equity	**16.6%**	16.5%	0.8%

Geographic Highlights

(Unaudited)	For the three months ended January 31 2003	October 31 2002	January 31 2002
Net income *($ millions)*			
Canada	**$ 431**	$ 404	$ 435
United States	**48**	(43)	(53)
Other international	**150**	167	(294)
Corporate adjustments	**(34)**	55	(36)
	$ 595	$ 583	$ 52
Average assets *($ billions)*			
Canada	**$ 170**	$ 171	$ 161
United States	**40**	40	44
Other international	**80**	80	84

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) ($ millions)	For the three months ended **January 31 2003**	October 31 2002	January 31 2002
Interest income			
Loans	**$ 2,622**	$ 2,909	$ 2,765
Securities	**734**	734	795
Deposits with banks	**122**	137	162
	3,478	3,780	3,722
Interest expense			
Deposits	**1,411**	1,354	1,526
Subordinated debentures	**45**	45	56
Other	**479**	747	406
	1,935	2,146	1,988
Net interest income	**1,543**	1,634	1,734
Provision for credit losses	**325**	429(1)	850(1)
Net interest income after provision for credit losses	**1,218**	1,205	884
Other income			
Deposit, payment and card services	**205**	213	215
Investment, brokerage and trust services	**152**	151	160
Credit fees	**174**	169	166
Investment banking	**326**	239(1)	290
Net gain/(loss) on investment securities	**11**	(16)	(12)(1)
Securitization revenues	**51**	65	37
Other	**115**	198	13(1)
	1,034	1,019	869
Net interest and other income	**2,252**	2,224	1,753
Non-interest expenses			
Salaries and staff benefits	**806**	776	874
Premises and technology	**274**	308	295
Communications and marketing	**111**	124	119
Other	**164**	117	224
Loss on disposal of subsidiary operations	**–**	237(1)	–
	1,355	1,562	1,512
Income before the undernoted	**897**	662	241
Provision for income taxes	**228**	7(1)	146(1)
Non-controlling interest in net income of subsidiaries	**74**	72	43
Net income	**$ 595**	$ 583	$ 52
Preferred dividends paid and other	**27**	24	27
Net income available to common shareholders	**$ 568**	$ 559	$ 25
Average number of common shares outstanding *(thousands)*:			
Basic	**504,503**	503,961	504,306
Diluted	**512,251**	510,932	513,221
Net income per common share *(in dollars)*:			
Basic	**$ 1.12**	$ 1.11	$ 0.05
Diluted	**$ 1.11**	$ 1.09	$ 0.05

(1) Refer to Note 5 for charges related to Argentina.

Consolidated Balance Sheet

(Unaudited) ($ millions)	**January 31 2003**	As at October 31 2002	January 31 2002
Assets			
Cash resources			
Cash and non-interest-bearing deposits with banks	**$ 1,431**	$ 1,664	$ 1,480
Interest-bearing deposits with banks	**14,051**	16,582	18,323
Precious metals	**2,264**	2,027	1,741
	17,746	20,273	21,544
Securities			
Investment	**21,514**	21,602	27,111
Trading	**35,280**	34,592	33,757
	56,794	56,194	60,868
Loans			
Residential mortgages	**56,902**	56,295	53,591
Personal and credit cards	**23,788**	23,363	20,547
Business and governments	**75,321**	77,181	78,446
Assets purchased under resale agreements	**27,359**	32,262	31,329
	183,370	189,101	183,913
Allowance for credit losses	**3,639**	3,430	4,925
	179,731	185,671	178,988
Other			
Customers' liability under acceptances	**8,312**	8,399	8,678
Land, buildings and equipment	**2,070**	2,101	2,253
Trading derivatives' market valuation	**17,735**	15,821	12,970
Goodwill	**292**	299	340
Other intangible assets	**297**	305	327
Other assets	**6,611**	7,317	8,540
	35,317	34,242	33,108
	$ 289,588	$ 296,380	$ 294,508
Liabilities and Shareholders' Equity			
Deposits			
Personal	**$ 76,551**	$ 75,558	$ 76,008
Business and governments	**89,946**	93,830	90,479
Banks	**26,161**	26,230	27,985
	192,658	195,618	194,472
Other			
Acceptances	**8,312**	8,399	8,678
Obligations related to assets sold under repurchase agreements	**27,232**	31,881	34,754
Obligations related to securities sold short	**9,198**	8,737	7,527
Trading derivatives' market valuation	**16,608**	15,500	12,991
Other liabilities	**15,104**	15,678	15,625
Non-controlling interest in subsidiaries	**1,919**	1,912	1,101
	78,373	82,107	80,676
Subordinated debentures	**3,852**	3,878	4,992
Shareholders' Equity			
Preferred shares	**1,050**	1,275	1,775
Common shares	**3,023**	3,002	2,943
Retained earnings	**10,632**	10,500	9,650
	14,705	14,777	14,368

Consolidated Statement of Changes in Shareholders' Equity

(Unaudited) ($ millions)	For the three months ended **January 31 2003**	 January 31 2002
Preferred shares		
Bank:		
Balance at beginning of period	**$ 1,025**	$ 1,525
Redeemed	**(225)**	–
Balance at end of period	**800**	1,525
Scotia Mortgage Investment Corporation	**250**	250
Total	**1,050**	1,775
Common shares		
Balance at beginning of period	**3,002**	2,920
Issued	**30**	30
Purchased for cancellation	**(9)**	(7)
Balance at end of period	**3,023**	2,943
Retained earnings		
Balance at beginning of period	**10,500**	9,913
Cumulative effect of adoption of new accounting standard for goodwill and other intangible assets	**–**	(76)
	10,500	9,837
Net income	**595**	52
Dividends: Preferred	**(18)**	(27)
Common	**(202)**	(172)
Net unrealized foreign exchange gains/(losses)	**(162)**	8
Premium on redemption and purchase of shares	**(77)**	(51)
Other	**(4)**	3
Balance at end of period	**10,632**	9,650
Total shareholders' equity at end of period	**$ 14,705**	$ 14,368

Condensed Consolidated Statement of Cash Flows

Sources and (uses) of cash flows *(Unaudited) ($ millions)*	For the three months ended **January 31 2003**	January 31 2002
Cash flows from operating activities		
Net income	**$ 595**	$ 52
Adjustments to net income to determine net cash flows	**331**	934
Net accrued interest receivable and payable	**209**	(143)
Trading securities	**(1,106)**	(5,852)
Trading derivatives' market valuation, net	**(830)**	455
Other, net	**(533)**	(1,478)
	(1,334)	(6,032)
Cash flows from financing activities		
Deposits	**(897)**	9,195
Obligations related to assets sold under repurchase agreements	**(3,707)**	4,055
Obligations related to securities sold short	**500**	1,085
Subordinated debenture redemptions/repayments	**–**	(350)
Capital stock issued	**30**	30
Capital stock redeemed/purchased for cancellation	**(311)**	(58)
Cash dividends paid	**(220)**	(199)
Other, net	**431**	377
	(4,174)	14,135
Cash flows from investing activities		
Interest-bearing deposits with banks	**2,408**	(1,641)
Investment securities	**(338)**	(1,452)
Loans, excluding securitizations	**2,839**	(5,631)
Loan securitizations	**752**	201
Land, buildings and equipment, net of disposals	**(20)**	12
Other, net	**–**	(19)
	5,641	(8,530)
Effect of exchange rate changes on cash and cash equivalents	**(30)**	(21)
Net change in cash and cash equivalents	**103**	(448)
Cash and cash equivalents at beginning of period	**589**	961
Cash and cash equivalents at end of period	**$ 692**	$ 513
Represented by:		
Cash and non-interest-bearing deposits with banks	**$ 1,431**	$ 1,480
Cheques and other items in transit, net liability	**(739)**	(967)
Cash and cash equivalents at end of period	**$ 692**	$ 513
Cash disbursements made for:		
Interest	**$ 1,964**	$ 2,202
Income taxes	**$ 123**	$ 192

Notes to the Interim Consolidated Financial Statements *(Unaudited)*:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002, as set out in the 2002 Annual Report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements, except as discussed in Note 1.

1. New accounting policies

Stock-based compensation

The Canadian Institute of Chartered Accountants (CICA) issued a new accounting standard requiring the use of a fair-value-based method for certain stock-based compensation arrangements. The Bank adopted this standard effective November 1, 2002, on a prospective basis for all of its stock-based compensation plans. The transition to this new standard had no impact on these interim consolidated financial statements on the date of adoption.

The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer Directors.

In the quarter, the Bank granted employee stock options with stock appreciation rights (a tandem SAR feature). These allow the employees to either exercise the stock option for shares, or to exercise the tandem SAR and thereby receive the intrinsic value of the stock option in cash. Changes to the Bank's obligation under the tandem SAR feature, as a result of changes in the Bank's common share price, are expensed in salaries and staff benefits in the Consolidated Statement of Income over the vesting period, similar to the accounting for the Bank's other stock-based compensation plans.

As well, during the quarter, the Bank retroactively attached tandem SARs to the stock options granted in fiscal 2002; all other terms and conditions remained unchanged. These stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank's stock-based compensation expense on the date of retroactive attachment.

Stock options granted prior to November 1, 2002, which do not have tandem SAR features continue to be accounted for by the Bank in accordance with the accounting policies used in its year-end financial statements.

Beginning November 1, 2002, the cost associated with stock options granted under the non-officer Directors' stock option plan are expensed using a fair-value-based method. In December 2002, the Bank granted 38,000 Directors' stock options, which vested immediately. The associated cost of $0.5 million was determined using a Black-Scholes pricing model and was recorded in other non-interest expenses.

Sale of performing loans

In the first quarter, a new accounting policy was established for the sale of performing loans, one of the Bank's credit risk management strategies. The Bank records gains or losses on the sale of performing loans in other income. Gains or losses on sales of impaired loans are reported in the provision for credit losses. In the first quarter, losses on sales of performing loans were $7 million.

2. Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking and Scotia Capital. Results for these operating segments are presented on pages 6 to 10.

3. Significant capital transactions

In the first quarter, the Bank initiated a new normal course issuer bid to purchase up to 25 million of the Bank's common shares. This represents approximately 5 per cent of the Bank's outstanding common shares. The bid will terminate on the earlier of January 5, 2004, or the date the Bank completes its purchases. During the quarter, the Bank purchased 1.5 million common shares at an average cost of $50.58. Since January 2002, the Bank has purchased 4.8 million common shares at an average cost of $50.12 under normal course issuer bids.

On January 29, 2003, the Bank redeemed $225 million Series 8 Non-cumulative Preferred Shares. These

which included a premium of $1 per share.

On February 13, 2003, the Bank completed another issue of Scotiabank Trust Securities in the amount of $750 million.

On February 21, 2003, the Bank announced its intention to redeem on April 1, 2003, all of its $600 million 5.4% subordinated debentures.

4. Future accounting changes

Consolidation of variable interest entities (VIEs)

During the quarter, the U.S. Financial Accounting Standards Board (FASB) issued a final interpretation on the consolidation of VIEs, including special purpose entities. A Canadian standard on this topic will likely be finalized later this year and is expected to be consistent with the U.S. interpretation.

This interpretation requires the consolidation of VIEs by the primary beneficiary. A VIE is an entity (a) where the equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) does not meet specified exemption criteria. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses or residual returns, or both.

The impact of these changes on the Bank has not yet been determined.

Disclosure of guarantees

The CICA has issued a final guideline on disclosure of guarantees, which broadens the definition of guarantees and requires substantially expanded disclosure about guarantees. The recognition and measurement criteria remain unchanged. The Canadian guidance will be effective for next quarter.

5. Charges related to Argentina

In the first quarter of fiscal 2002, a significant provision for credit losses and other charges were recorded against the Bank's operations in Scotiabank Quilmes and against cross-border Argentine risk, as a result of the extraordinary political and economic upheaval in Argentina occurring at that time.

In September 2002, Scotiabank Quilmes ceased operations, following finalization of arrangements with the Argentine financial authorities and other private sector institutions. Based on these arrangements, certain deposits were transferred to the government, along with an equivalent amount of sovereign loans. The remaining assets and liabilities were assumed by other local financial institutions or placed in an Argentine liquidating trust.

Subsequent to these events, as the Bank no longer had control of Scotiabank Quilmes, the remaining assets, liabilities and results of operations ceased to be consolidated. At the same time, a loss on disposal was recorded in non-interest expenses of the Consolidated Statement of Income in the International Banking segment. In addition, the Bank recorded an income tax recovery related to the disposal of its investment in Scotiabank Quilmes.

Information on the total fiscal 2002 provision and charges recorded against the Bank's operations in Scotiabank Quilmes and against cross-border Argentine risk assets is provided in the table on page 17.

Argentina

Summary of charges related to Argentina

($ millions)	For the three months ended October 31 2002	For the three months ended January 31 2002	Fiscal year 2002
Provision for (recovery of) credit losses	$ (46)	$ 500	$ 454
Other income:			
Loss on securities	-	20	20
Investment banking	(4)	-	(4)
Other[1]	-	87	87
Non-interest expenses:			
Loss on disposal of subsidiary operations[2]	237	-	237
Total provision and charges before income taxes	187	607	794
Provision for (recovery of) income taxes	(187)	(67)	(254)
Total	$ -	$ 540	$ 540

(1) Reflects the loss from pesofication (impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).

(2) Loss on disposal of subsidiary operations is net of a $95 foreign exchange gain, which was transferred from retained earnings. This foreign exchange gain primarily offsets the foreign exchange loss from the devaluation of the Argentine peso on the allowance for credit losses established in the first quarter of 2002.

Scotiabank's results for 2002 included charges of $540 million (after tax) to take into account the extraordinary political and economic crisis in Argentina occurring at that time, and the effect that this had on the Bank's exposures related to Argentina. Management believes that analysis of the Bank's performance is enhanced by the exclusion of these charges because of their aggregate size and nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over-year and quarter-over-quarter results. However, securities regulators require that corporations advise readers that earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies.

Management's Responsibility for Financial Information

As discussed in detail on page 32 of the Bank's 2002 Annual Report, management of the Bank is responsible for the integrity and objectivity of the Bank's financial information. The Bank has developed and maintains a system of internal controls over financial reporting to provide reasonable assurance that transactions are properly authorized and recorded, assets are safeguarded and liabilities are recognized. The Bank also has a system of disclosure controls to ensure the fair presentation of information in its external reports.

When the Bank filed its 2002 Annual Report with the United States Securities and Exchange Commission on February 25, 2003, it included certifications, signed by each of the CEO and CFO, as to the fair presentation of the Bank's financial disclosure in the 2002 Annual Report and the effectiveness of its systems of disclosure controls and internal controls. A similar certification process has been voluntarily undertaken internally within the Bank in connection with this report.

Share Capital

(thousands of shares)	**January 31, 2003**
Preferred shares outstanding:	
Series 9	10,000
Series 11	9,993
Series 12	12,000
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250
Series 2000-1 trust securities issued by BNS Capital Trust	500(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750(1)
Common shares outstanding	503,666
Outstanding options granted under the Stock Option Plans to purchase common shares	28,263(2)

(1) Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

(2) Included are 6,521 stock options with tandem SAR features.

Further details are available in Notes 13 and 14 of the October 31, 2002, consolidated financial statements presented in the 2002 Annual Report and Note 3 on page 15 of this report.

Shareholder & Investor Information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan

Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2003

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7	January 29
April 1	April 28
July 2	July 29
October 7	October 29

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

Web site

For information relating to Scotiabank and its services, visit us at our web site: www.scotiabank.com

Conference call and web broadcast

The quarterly results conference call will take place on Tuesday, March 4, 2003 at 2:30 p.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode by telephone, toll-free, at 1-800-814-4853 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail, to

A telephone replay of the conference call will be available from March 4, 2003, to March 18, 2003, by calling (416) 640-1917 and entering the identification code 236995#. The archived audio webcast will be available on the Bank's web site for three months.

General information

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's Transfer Agent:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: (416) 981-9633; 1-800-564-6253
Fax: (416) 263-9394; 1-888-453-0330
E-mail: caregistryinfo@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Telephone: 1-800-621-3777

Co-Transfer Agent (United Kingdom)
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS99 7NH
United Kingdom
Telephone: +44 870 702 0003
Fax: +44 870 703 6101

For other shareholder enquiries, please contact:

Secretary's Department
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-5090
E-mail: corporate.secretary@scotiabank.com

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza
44 King Street West, Toronto, Ontario,
Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

For other information and for media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l'étiquette d'adresse, afin que nous puissions prendre note du changement.

Scotiabank™